UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SULPHCO, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
865378103
(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	865378103

1	NAMES OF REPORTING PERSONS Dr. Rudolf W. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,435,693

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER

		12,435,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,437,693

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based on 101,708,741 shares of the issuer's common stock outstanding as of February 15, 2010 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2009.

CUSIP No.	865378103

1	NAMES OF REPORTING PERSONS Doris M. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,435,693

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,435,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based on 101,708,741 shares of the issuer's common stock outstanding as of February 15, 2010 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2009.

CUSIP No.	865378103
SCHEDULE 13D/A
This Amendment No. 7 (the “Amendment No. 7”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007, as amended by Amendment No. 2 filed on December 17, 2007, as amended by Amendment No. 3 filed on February 29, 2008, as amended by Amendment No. 4 filed on July 28, 2008, as amended by Amendment No. 5 filed on October 21, 2008 and as amended by Amendment No. 6 filed on October 13, 2009 (the “Amendment No. 6”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”).
Item 5. Interest in Securities of the Issuer
The information set forth under Item 5 of Amendment No. 6 is hereby deleted and replaced by the following:
The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 7 is based upon 101,708,741 shares of Common Stock outstanding as of February 15, 2010 as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
As of April 5, 2010, Dr. Gunnerman beneficially owned 12,437,693 shares of Common Stock constituting approximately 12.2% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 12,435,693 shares held jointly with Mrs. Gunnerman, which includes (i) all the shares of Common Stock subject to various stock option agreements as discussed in Amendment No. 6, and (ii) 2,000 shares held by Dr. Gunnerman individually.
As of April 5, 2010, Mrs. Gunnerman beneficially owned 12,435,693 shares of Common Stock constituting approximately 12.2% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include all the shares of Common Stock subject to various stock option agreements as discussed in Amendment No. 6.
The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 12,435,693 shares of Common Stock held by them jointly.
Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him.
(c) The information included in Item 1 through Item 4 hereof and in the prior Schedule 13D and the amendments thereto is incorporated herein by reference. No transactions in the Common Stock were effected during the 60 days prior to the date hereof by the Reporting Persons except for the open market sales of the Common Stock through a broker as follows:
•	On March 16, 2010, the Reporting Persons sold 464,838 shares of Common Stock at a price range of $0.35 to $0.414 per share.

CUSIP No.	865378103
•	On March 15, 2010, the Reporting Persons sold 240,000 shares of Common Stock at a price range of $0.35 to $0.368 per share.

•	On March 12, 2010, the Reporting Persons sold 958,000 shares of Common Stock at a price range of $0.36 to $0.384 per share.

•	On March 11, 2010, the Reporting Persons sold 236,400 shares of Common Stock at a price range of $0.35 to $0.399 per share.

•	On March 10, 2010, the Reporting Persons sold 496,000 shares of Common Stock at a price range of $0.37 to $0.4101 per share.

•	On March 9, 2010, the Reporting Persons sold 735,500 shares of Common Stock at a price range of $0.39 to $0.4231 per share.
(d) Not applicable.
(e) Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2010	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: April 5, 2010	/s/ Doris M. Gunnerman
Doris M. Gunnerman